June 17, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    First Community Financial Partners, Inc. (the “Company”)
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-211961 (the “Registration Statement”)

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above, as amended, be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) on Tuesday, June 21, 2016, or as soon thereafter as is practicable.
The undersigned officer of the Company, on behalf of the Company, acknowledges that:

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should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

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the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The staff should feel free to telephone Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5143 with any questions or comments.
Very truly yours,
First Community Financial Partners, Inc.

/s/ Glen L. Stiteley
Glen L. Stiteley
Executive Vice President & Chief Financial Officer